SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Brookfield Property Partners L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 479,763,187*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 479,763,187*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 479,763,187*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 69.1%

14	Type of Reporting Person CO

*                 This amount includes 432,649,105 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 483,376,633*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 483,376,633*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 483,376,633*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 69.6%

14	Type of Reporting Person CO

*                 This amount includes 432,649,105 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,613,446

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,613,446

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,613,446

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.0%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD US CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 26,100,760*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 26,100,760*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,100,760*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.8%

14	Type of Reporting Person CO

*                                         Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPY I L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 174,702,050*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 174,702,050*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 174,702,050*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.2%

14	Type of Reporting Person PN

*         Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPY II L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 178,619,900*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 178,619,900*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 178,619,900*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.7%

14	Type of Reporting Person PN

*         Represents redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS GROUP (US) HOLDINGS INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,802,587

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,802,587

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,802,587

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.0%

14	Type of Reporting Person CO

*         This amount includes 1,906,781 redemption-exchange units of Brookfield Property L.P. See Item 5.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD PROPERTY GROUP HOLDINGS SARL

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 95,537,890*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 95,537,890*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 95,537,890*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 13.8%

14	Type of Reporting Person OO

*         This amount includes 51,319,614 redemption-exchange units of Brookfield Property L.P. See Item 5.

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed to report the acquisition of Limited Partnership Units (the “Units”) reported in Item 5(c) that resulted in an acquisition of beneficial ownership of Units in an amount equal to one percent or more of the Brookfield Property Partners LP’s (“BPY”) outstanding Units. The disclosure regarding the transactions reported in Item 5(c) below is incorporated herein by reference. Information reported in the original Schedule 13D, as amended, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 3.  This Amendment No. 3 also reflects certain internal reorganizations effectuated by the Reporting Persons.

3.                       Source and Amendment of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby supplemented as follows:

In various open market purchases between May 9, 2016 and July 8, 2016, BPG Holdings Group (US) Holdings Inc. (“BPGHG(US)”), which is an indirect wholly owned subsidiary of Brookfield Asset Management Inc. (“BAM”), acquired an aggregate of 2,659,264 of BPY’s outstanding Limited Partnership Units for a total aggregate purchase price of $63,363,581. The purchase of such Limited Partnership Units was funded from cash contributed to BPGHG(US) by BAM.

5.                       Interest in Securities of the Issuer.

Item 5(a)-(b) and (c) are hereby amended and restated in their entirety as follows:

(a)-(b) As of the date hereof, Partners Value Investments LP (“PVI LP”) may be deemed to be the beneficial owner of 3,613,446 Units and such Units represent 1.0% of the issued and outstanding Units. As of the date hereof, BAM may be deemed to be the beneficial owner of 47,114,082 Units and Partners may be deemed to be the beneficial owner of 50,727,528 Units, and such Units constitute approximately 18.0% and 19.4%, respectively, of the issued and outstanding Units based on the number of Units outstanding as of June 30, 2016. In addition, BAM holds, through BUSC, BPY I LP, BPY II LP, BPGHG(US) and Brookfield Property Group Holdings S.a.r.l. (“SARL”), an aggregate of 432,649,105 redemption-exchange units of Property LP. Such redemption-exchange units held indirectly by BAM represent 100% of the redemption-exchange units of Property LP and approximately 62.1% of the Units assuming that all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism. Assuming that all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism, as of the date hereof, BAM may be deemed to be the beneficial owner of 479,763,187 Units and Partners may be deemed to be the beneficial owner of 483,376,633 Units, and such Units would constitute approximately 69.1% and 69.6%, respectively, of the issued and outstanding Units. The Units deemed to be beneficially owned by BAM include 720,064 Units beneficially owned by BPY (2013) Corp., a wholly-owned subsidiary of BAM, 75,000 Units beneficially owned by Brookfield Global Property Advisor Limited, a wholly-owned subsidiary of BAM, 2,895,806 Units beneficially owned by BPGHG(US), 44,218,276 Units beneficially owned by SARL and 432,649,105 redemption-exchange units beneficially owned by BUSC, BPY I LP, BPY II LP, BPGHG(US) and SARL. PVI LP may be deemed to have the sole power to vote or direct the Units beneficially owned by it. The Units deemed to be beneficially owned by Partners include the Units deemed to be beneficially owned by BAM and PVI LP. Partners may be deemed to have shared power with BAM and PVI LP to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units.

(c) Schedule I filed herewith, which is incorporated herein by reference, describes all of the transactions in Limited Partnership Units of BPY that were effected in the past 60 days by the Reporting Persons.

7.                       Material to be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended to add the following exhibit:

Exhibit 7           Joint Filing Agreement, dated July 12, 2016, among Brookfield Asset Management Inc., Partners Limited, Partners Value Investments LP, Brookfield US Corporation, BPY I L.P., BPY II L.P. BPG Holdings Group (US) Holdings Inc. and Brookfield Property Group Holdings S.a.r.l.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2016

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Vice-President, Legal Affairs

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title:	President

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.

By:	/s/ Vu Nguyen
	Name:	Vu Nguyen
	Title:	Chief Financial Officer

BROOKFIELD US CORPORATION

By:	/s/ Josh Zinn
	Name:	Josh Zinn
	Title:	Vice-President

BPY I L.P., by its general partner, BPY GP INC.

By:	/s/ David Arthur
	Name:	David Arthur
	Title:	President

BPY II L.P., by its general partner, BPY GP INC.

By:	/s/ David Arthur
	Name:	David Arthur
	Title:	President

BPG HOLDINGS GROUP (US) HOLDINGS INC.

By:	/s/ David Arthur
	Name:	David Arthur
	Title:	President

BROOKFIELD PROPERTY GROUP HOLDINGS S.A.R.L.

By:	/s/ Luc Leroi
	Name:	Luc Leroi
	Title:	Manager

By:	/s/ Damien Warde
	Name:	Damien Warde
	Title:	Manager

SCHEDULE I

Open Market Transactions by BPG Holdings Group (US) Holdings Inc. in the Securities of BPY

Date of Transaction	Number of Limited Partnership Units Purchased	Price Per Limited Partnership Unit (US$)
May 9, 2016	10,000	24.05
May 10, 2016	64,500	24.29
May 11, 2016	64,500	24.28
May 12, 2016	62,200	24.20
May 13, 2016	60,268	24.06
May 16, 2016	63,500	24.17
May 17, 2016	64,300	23.89
May 18, 2016	64,300	24.03
May 19, 2016	64,300	23.74
May 20, 2016	63,000	23.87
May 24, 2016	60,700	24.17
May 25, 2016	57,100	24.21
May 26, 2016	60,300	24.19
May 27, 2016	60,700	24.16
May 30, 2016	32,100	24.09
May 31, 2016	60,180	24.11
June 1, 2016	60.180	23.90
June 2, 2016	59,180	24.09
June 3, 2016	54,306	24.21
June 6, 2016	54,910	24.34
June 7, 2016	61,833	24.36
June 8, 2016	54,733	24.52
June 9, 2016	61,833	24.28
June 10, 2016	61,833	24.17
June 13, 2016	63,300	23.89
June 14, 2016	61,407	23.73
June 15, 2016	63,300	24.00
June 16, 2016	63,107	23.87
June 17, 2016	63,307	24.20
June 20, 2016	65,624	24.40
June 21, 2016	65,624	24.63
June 22, 2016	115,344	24.44
June 23, 2016	65,624	24.39
June 24, 2016	65,624	23.16
June 28, 2016	68,421	22.45
June 29, 2016	68,421	22.51
June 30, 2016	70,121	22.43
July 1, 2016	26,820	22.55
July 4, 2016	35,000	22.52
July 5, 2016	79,291	22.46
July 6, 2016	79,291	22.95
July 7, 2016	79,291	23.13
July 8, 2016	78,591	25.09